UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2025
Commission File Number 001-36202

NAVIGATOR HOLDINGS LTD.
(Exact name of Registrant as specified in its Charter)

c/o NGT Services UK Ltd
10 Bressenden Place
London, SW1E 5DH
United Kingdom
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F   ☒       Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).     Yes          No  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).     Yes           No   ☒

ITEM 1—INFORMATION CONTAINED IN THIS FORM 6-K REPORT
As previously disclosed, on March 28, 2025, Navigator Holdings Ltd. (the “Company”) completed a US$40 million tap issue in the Nordic bond market under its outstanding 7.25% senior unsecured bond issue due to mature in October 2029. In connection with the completion of the tap issue, on April 2, 2025, the Company entered into an addendum to the Bond Terms between the Company and Nordic Trustee AS relating to the Company’s Navigator Holdings Ltd. 7.25% senior unsecured bonds 2024/2029, with ISIN NO0013379446 (the “Tap Issue Addendum”). A copy of the Tap Issue Addendum is attached as Exhibit 4.1 to this Report on Form 6-K.

ITEM 2—EXHIBITS
The following exhibits are filed as part of this Report on Form 6-K:
Exhibit No.    Description

4.1    Tap Issue Addendum between Navigator Holdings Ltd. and Nordic Trustee AS, dated April 2, 2025.
THE INFORMATION INCLUDED IN THIS REPORT ON FORM 6-K, INCLUDING THE DOCUMENT ATTACHED HERETO AS EXHIBIT 99.1, IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE REGISTRANT: FORM F-3 (FILE NO. 333-272980) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 28, 2023; AND FORM S-8 (FILE NO. 333-278593) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 10, 2024.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIGATOR HOLDINGS LTD.
Date: April 2, 2025	By: /s/ John Reay
Name: John Reay
Title: Corporate Secretary